Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-190038

February 11, 2015

IMLP

iPath Exchange Traded Notes

iPath® S&P MLP ETN

ETN Description

The iPath® S&P MLP ETN (the "ETNs") is linked to the performance of the consolidated volume-weighted average price ("VWAP") level of the S&P MLP Index, and is designed to pay a quarterly coupon. The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, obligations of or guaranteed by any third party. Any payment to be made on the ETNs, including any payments at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. **You are not guaranteed to receive coupon payments on the ETNs**. An investment in the ETNs is subject to risks associated with fluctuations, particularly a decline, in the performance of the underlying index. Significant aspects of the tax treatment of the ETNs may be less favorable than a direct investment in MLPs and are uncertain.

An investment in the ETNs involves significant risks and may not be suitable for all investors. For more information on risk associated with the ETNs, please see "Selected Risk Considerations" below and the risk factors included in the relevant prospectus.

Index Description

The S&P MLP Index (the "Index") is designed to provide exposure to leading partnerships that trade on major U.S. exchanges and are classified in the GICS® Energy Sector and GICS® Gas Utilities Industry according to the Global Industry Classification Standard® ("GICS"). It includes both master limited partnerships ("MLPs") and publicly traded limited liability companies which have a similar legal structure to MLPs (collectively, the "Index Constituents"). Owning the ETNs is not the same as owning interests in the Index Constituents or a security directly linked to the performance of the Index.

ETN Details

Ticker	IMLP
Intraday Indicative Value Ticker	IMLP.IV
CUSIP	06742A750
Primary exchange	NYSE Arca
Investor Fee Rate[1]	0.80% per annum
Inception date	1/3/2013
Maturity date	12/15/2042
Issuer	Barclays Bank PLC
Distributions	Quarterly
Coupon Yield[2]	4.60%[3]

Index Details

Index name	S&P MLP Index
Number of components	66
Bloomberg Index ticker	SPMLP
Bloomberg VWAP Ticker[4]	SPMLPVW
Index inception date	9/6/2007
Index provider	S&P Dow Jones Indices, LLC

[1] The investor fee rate per ETN is 0.80% per year. The daily fee value (or daily investor fee) on any calendar day is equal to the product of (1) the closing VWAP level on such calendar day *divided by* the VWAP factor and (2) the Investor Fee Rate *divided by* (3) 365. Because the daily fee value is calculated and subtracted from the closing indicative value on a daily basis, the net effect of the fee accumulates over time and is subtracted at the rate of 0.80% per year.

[2] You are not guaranteed to receive coupon payments on the ETNs. You will receive a coupon payment on a coupon payment date only to the extent that the accrued dividend exceeds the accrued investor fee on the relevant coupon valuation date. The amount of the accrued dividend on any coupon valuation date depends in part on the aggregate cash value of distributions that a reference holder would have been entitled to receive in respect of the index constituents prior to the relevant coupon valuation date.

[3] Coupon Yield equals the current Coupon Amount annualized and divided by the relevant closing indicative value of the ETNs, rounded for ease of analysis. The relevant closing indicative value is the closing indicative value of the ETNs on May 15, 2014.

[4] The Volume-Weighted Average Price (VWAP) with respect to each Index Constituent, on any index business day, is the consolidated volume-weighted average price of one unit of such Index Constituent as determined by the VWAP calculation agent based on all trades in such Index Constituent reported in the consolidated tape system during the regular trading session. The VWAP Level on an index business day, as calculated by the VWAP calculation agent, (1) the sum of the products of (i) the VWAP of each Index Constituent as of such date *plus* (ii) the published unit weighting of that Index Constituent as of such date, *divided by* (2) the index divisor as of such date.

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BARCLAYS

Source: S&P Dow Jones Indices, LLC, as of 6/30/2014. Index composition is subject to change.
Source: S&P Dow Jones Indices, LLC and BlackRock (based on daily returns since ETN inception date; 01/03/13-06/30/14).
Annualized Performance, Standard Deviation And Correlation History
1-month Return % 3-month Return % 6-month Return % Since ETN Inception 01/03/13 Return % Standard Deviation % Annualized5 Index
Correlations6 Annualized iPath® S&P MLP ETN 6.69 13.51 14.73 22.22 10.49 0.99 S&P MLP Index 6.74 13.71 15.27 22.45 8.66 1.00 S&P 500® TR Index 2.07 5.23 7.14 24.45 4.57 0.08 MSCI EAFE TR Index 0.96 4.09 4.78 17.21 5.49 0.37 MSCI Emerging Markets TR IndexSM 2.66 6.60 6.14 0.50 6.13 0.26 Barclays U.S. Aggregate Bond TR Index 0.05 2.04 3.93 1.49 1.56 0.19 Bloomberg Commodity Index Total ReturnSM 0.60 0.08 7.08 -1.92 4.20 -0.43
Source: Barclays, BlackRock, S&P Dow Jones Indices, LLC, MSCI, Bloomberg, as of 6/30/2014.
The S&P 500® Index is intended to provide an indication of the pattern of stock price movement in the U.S. equities market. The MSCI EAFE Index is an equity index which captures large and mid cap representation across developed markets countries around the world, excluding the U.S. and Canada. The MSCI Emerging Markets IndexSM LV D IUHH ÁRDW-DGMXVWHG PDUNHW FDSLWDOL]DWLRQ LQGH[ WKDW LV GHVLJQHG WR PHDVXUH HTXLW\ PDUNHW SHUIRUPDQFH LQ WKH JOREDO HPHUJLQJ markets. The Barclays U.S. Aggregate Bond Index provides a measure of the performance of the U.S. investment grade bonds market.The Bloomberg Commod- ity Index Total ReturnSM UHÁHFWV WKH UHWXUQV WKDW DUH SRWHQWLDOO\ DYDLODEOH WKURXJK DQ XQOHYHUDJHG LQYHVWPHQW LQ WKH IXWXUHV FRQWUDFWV RQ SK\VLFDO FRPPRGLWLHV FRPSULVLQJ WKH LQGH[ SOXV WKH UDWH RI LQWHUHVW WKDW FRXQG EH HDUQHG RQ FDVK FROODWHUDO LQYHVWHG LQ VSHFLÀHG 7UHDVXU\ %LOOV.
ETN returns are for illustrative purposes only. ETN returns measure the returns over the relevant period using the change in the indicative value expressed as a percentage from the beginning of the relevant period to the end of the relevant SHULRG DQG UHÁHFW WKH GHGXFWLRQ RI DSSOLFDEOH IHHV DQG FRVWV. 3DVW SHUIRUPDQFH GRHV QRW JXDUDQWHH IXWXUH UHVXOWV.
,QGH[ UHWXUQV VKRZQ DERYH UHODWH RQO\ WR WKH SHUIRUPDQFH RI WKH 6&3 0/3 ,QGH[. 7KH ,0/3 (71 LV OLQNHG WR WKH SHUIRUPDQFH RI WKH FRQVROLGDWHG 9:$3 /HYHO RI WKH 6&3 0/3 ,QGH[, QRW WKH SULFH UHWXUQ SHUIRUPDQFH RI WKH LQGH[ ZKLFK LV VKRZQ DERYH. $OWKRXJK WKH 9:$3 OHYHO LV LQWHQGHG WR WUDFN WKH SHUIRUPDQFH RI WKH ,QGH[, WKH FDOFXODWLRQ RI WKH 9:$3 OHYHO LV GLIIHUHQW IURP WKH FDOFXODWLRQ RI WKH RIÀFLDO FORVLQJ OHYHO RI WKH ,QGH[.
Index returns are for illustrative purposes only and do not represent actual ETN performance. Index performance returns do QRW UHÁHFW DQ\ PDQDJHPHQW IHHV, WUDQVDFWLRQ FRVWV RU H[SHQVHV. ,QGH[HV DUH XQPDQDJHG DQG RQH FDQQRW GLUHFWO\ LQYHVW LQ DQ LQGH[. 3DVW SHUIRUPDQFH GRHV QRW JXDUDQWHH IXWXUH UHVXOWV.
5 Standard deviation is a measure of variability from the expected value. Standard Deviation % Annualized is based on weekly returns for 06/13-06/14, and describes how the annual returns in a given annual period are likely to differ from average annualized returns. Because the Standard Deviation % Annualized is based on historical data, it may not predict variability in annualized performance of the ETNs in the future. Source: BlackRock, Barclays Capital
6 Correlations based on weekly returns for 06/13-06/14. Correlations relate only to the performance of the S&P MLP Index. The IMLP ETN is linked to the performance of the consolidated VWAP Level of the S&P MLP Index, not the price return performance of the index. Although the VWAP level is intended to trackSource: S&P Dow Jones Indices, LLC, as of 6/30/2014. Index composition is subject to change.
Source: S&P Dow Jones Indices, LLC and BlackRock (based on daily returns since ETN inception date; 01/03/13-06/30/14).
Annualized Performance, Standard Deviation And Correlation History
1-month Return % 3-month Return % 6-month Return % Since ETN Inception 01/03/13 Return % Standard Deviation % Annualized5 Index
Correlations6 Annualized iPath® S&P MLP ETN 6.69 13.51 14.73 22.22 10.49 0.99 S&P MLP Index 6.74 13.71 15.27 22.45 8.66 1.00 S&P 500® TR Index 2.07 5.23 7.14 24.45 4.57 0.08 MSCI EAFE TR Index 0.96 4.09 4.78 17.21 5.49 0.37 MSCI Emerging Markets TR IndexSM 2.66 6.60 6.14 0.50 6.13 0.26 Barclays U.S. Aggregate Bond TR Index 0.05 2.04 3.93 1.49 1.56 0.19 Bloomberg Commodity Index Total ReturnSM 0.60 0.08 7.08 -1.92 4.20 -0.43
Source: Barclays, BlackRock, S&P Dow Jones Indices, LLC, MSCI, Bloomberg, as of 6/30/2014.
The S&P 500® Index is intended to provide an indication of the pattern of stock price movement in the U.S. equities market. The MSCI EAFE Index is an equity index which captures large and mid cap representation across developed markets countries around the world, excluding the U.S. and Canada. The MSCI Emerging Markets IndexSM LV D IUHH ÁRDW-DGMXVWHG PDUNHW FDSLWDOL]DWLRQ LQGH[ WKDW LV GHVLJQHG WR PHDVXUH HTXLW\ PDUNHW SHUIRUPDQFH LQ WKH JOREDO HPHUJLQJ markets. The Barclays U.S. Aggregate Bond Index provides a measure of the performance of the U.S. investment grade bonds market.The Bloomberg Commod- ity Index Total ReturnSM UHÁHFWV WKH UHWXUQV WKDW DUH SRWHQWLDOO\ DYDLODEOH WKURXJK DQ XQOHYHUDJHG LQYHVWPHQW LQ WKH IXWXUHV FRQWUDFWV RQ SK\VLFDO FRPPRGLWLHV FRPSULVLQJ WKH LQGH[ SOXV WKH UDWH RI LQWHUHVW WKDW FRXQG EH HDUQHG RQ FDVK FROODWHUDO LQYHVWHG LQ VSHFLÀHG 7UHDVXU\ %LOOV.
ETN returns are for illustrative purposes only. ETN returns measure the returns over the relevant period using the change in the indicative value expressed as a percentage from the beginning of the relevant period to the end of the relevant SHULRG DQG UHÁHFW WKH GHGXFWLRQ RI DSSOLFDEOH IHHV DQG FRVWV. 3DVW SHUIRUPDQFH GRHV QRW JXDUDQWHH IXWXUH UHVXOWV.
,QGH[ UHWXUQV VKRZQ DERYH UHODWH RQO\ WR WKH SHUIRUPDQFH RI WKH 6&3 0/3 ,QGH[. 7KH ,0/3 (71 LV OLQNHG WR WKH SHUIRUPDQFH RI WKH FRQVROLGDWHG 9:$3 /HYHO RI WKH 6&3 0/3 ,QGH[, QRW WKH SULFH UHWXUQ SHUIRUPDQFH RI WKH LQGH[ ZKLFK LV VKRZQ DERYH. $OWKRXJK WKH 9:$3 OHYHO LV LQWHQGHG WR WUDFN WKH SHUIRUPDQFH RI WKH ,QGH[, WKH FDOFXODWLRQ RI WKH 9:$3 OHYHO LV GLIIHUHQW IURP WKH FDOFXODWLRQ RI WKH RIÀFLDO FORVLQJ OHYHO RI WKH ,QGH[.
Index returns are for illustrative purposes only and do not represent actual ETN performance. Index performance returns do QRW UHÁHFW DQ\ PDQDJHPHQW IHHV, WUDQVDFWLRQ FRVWV RU H[SHQVHV. ,QGH[HV DUH XQPDQDJHG DQG RQH FDQQRW GLUHFWO\ LQYHVW LQ DQ LQGH[. 3DVW SHUIRUPDQFH GRHV QRW JXDUDQWHH IXWXUH UHVXOWV.
5 Standard deviation is a measure of variability from the expected value. Standard Deviation % Annualized is based on weekly returns for 06/13-06/14, and describes how the annual returns in a given annual period are likely to differ from average annualized returns. Because the Standard Deviation % Annualized is based on historical data, it may not predict variability in annualized performance of the ETNs in the future. Source: BlackRock, Barclays Capital
6 Correlations based on weekly returns for 06/13-06/14. Correlations relate only to the performance of the S&P MLP Index. The IMLP ETN is linked to the performance of the consolidated VWAP Level of the S&P MLP Index, not the price return performance of the index. Although the VWAP level is intended to track

IMLP

Top Index Holdings

Component	Weight %
ENTERPRISE PRODUCTS PARTNERS	14.03
ENERGY TRANSFER EQUITY LP	7.66
KINDER MORGAN ENERGY PRTNRS	7.26
PLAINS ALL AMER PIPELINE LP	6.75
MAGELLAN MIDSTREAM PARTNERS	5.86
ENERGY TRANSFER PARTNERS LP	4.98
MARKWEST ENERGY PARTNERS LP	3.00
BUCKEYE PARTNERS LP	2.74
KINDER MORGAN MANAGEMENT LLC	2.73
REGENCY ENERGY PARTNERS LP	2.50

Source: S&P Dow Jones Indices, LLC and BlackRock, as of 6/30/2014.
Index composition is subject to change.

Selected Risk Considerations

An investment in the iPath ETNs described herein (the "ETNs") involves risks, including possible loss of principal, and may not be suitable for all investors. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under "Risk Factors" in the applicable product prospectus.

You May Lose Some or All of Your Principal: The ETNs are exposed to any decrease in the Volume Weighted Average Price ("VWAP") level between the inception date and the applicable valuation date. Additionally, if the VWAP level is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the VWAP value has increased. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. **The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.**

Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

Issuer Redemption: Barclays Bank PLC will have the right to redeem or "call" the ETNs (in whole but not in part) at its sole discretion and without your consent on any trading day on or after the inception date until and including maturity.

The Payment on the ETNs is Linked to the VWAP Level, Not to the Closing Level of the Index and Not to the Published Intraday Indicative Value of the ETNs: Your payment at maturity or upon early redemption is linked to the performance of the VWAP level, as compared to the initial VWAP level. Although the VWAP level is intended to track the performance of the Index, the calculation of the VWAP level is different from the calculation of the official closing level of the Index. Therefore, the payment at maturity or early redemption of your ETNs, may be different from the payment you would receive if such payment were determined by reference to the official closing level of the Index.

No Guaranteed Coupon Payments: You are not guaranteed to receive coupon payments on the ETNs. You will receive a coupon payment on a coupon payment date only to the extent that the accrued dividend exceeds the accrued investor fee on the relevant coupon valuation date. The amount of the accrued dividend on any coupon valuation date depends in part on the aggregate cash value of distributions that a reference holder would have been entitled to receive in respect of the index constituents prior to the relevant coupon valuation date.

Market and Volatility Risk: The return on the ETNs is linked to the performance of the VWAP level of the Index which, in turn, is linked to the performance of the master limited partnerships and other securities that are included as index constituents at any time. The prices of the index constituents may change unpredictably and, as a result, affect the level of the Index and the value of your ETNs in unforeseeable ways.

iP-IMLP-I0614

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concentration risk the index constituents change. ffiour investment may therefore carry risks similar to a concentrated securities investment in one industry or sector. although the etns are listed on nffise arca, a trading market for the etns may not develo and the liquidity of the etns may be limited, as we are not required to maintain any listing of the etns. ffiou must redeem at least 50,000 etns at one time in order to exercise your right to redeem your etns on any redem tion date. ffiou may only redeem your etns on a redem tion date if we receive a notice of redem tion from you by certain dates and times as set forth in the roduct ros ectus. etns may be less favourable than a direct investment in ml s. ffiou should consult your own tax advisor about your own tax situation. blackrock investments, ll¢ assists in the romotion of the i ath etns.
the etns may be sold throughout the day on the exchange through any brokerage account. ¢ommissions maya ly and there are tax consequences in the event of sale, redem tion or maturity of etns.
construed to be tax advice. lease be advised that any discussion of u.s. tax matters contained herein (including any attachments): (i) is not intended or written to be used, and cannot be used, by you for the ur ose of avoiding u.s. tax-related enalties, and (ii) was written to su ort the romotion of marketing of the transactions or other matters addressed herein. accordingly, you should seek advice based on your articular circumstances from an inde endent tax advisor. the s& ml index (the “index”) is a roduct of s& dow jones indices ll¢ and has been licensed for use by barclays bank l¢. the etns are not s onsored, re resentation or warranty, ex ress or im lied, to the owners of the etns or any member of the ublic regarding the advisability of investing in securities generally or in the etns articularly or the ability of the index to track general market erformance.
© 2015 barclays bank l¢. all rights reserved. i ath, i ath etns and the i ath logo are registered trademarks of barclays bank l¢. all other trademarks, servicemarks or registered trademarks are the ro erty, and used with the ermission, of their res ective owners. i p-0743-0215 1-877-764-7284 www.i athetn.com age 4 of 4__